Exhibit 99.6

FF301

HKEX
香港交易所

Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities

For the month ended: 31 October 2022

Status: New Submission

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: MINISO Group Holding Limited

Date Submitted: 04 November 2022

I. Movements in Authorised / Registered Share Capital

1. Type of shares	Ordinary shares	Class of shares	Not applicable	Listed on SEHK (Note 1)	Yes	
Stock code	09896	Description				

	Number of authorised/registered shares	Par value		Authorised/registered share capital	
Balance at close of preceding month	10,000,000,000	USD	0.00001	USD	100,000
Increase / decrease (-)	0			USD	0
Balance at close of the month	10,000,000,000	USD	0.00001	USD	100,000

Total authorised/registered share capital at the end of the month: USD 100,000

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FF301vPage 2 of 71.0.1II. Movements in Issued Shares 1. Type of shares Ordinary shares Class of shares Not applicable Listed on SEHK (Note 1) Yes Stock code 09896 Description Balance at close of preceding month 1,267,152,555 Increase / decrease (-) -166,000 Balance at close of the month 1,266,986,555

FF301

III. Details of Movements in Issued Shares

(A). Share Options (under Share Option Schemes of the Issuer)

1. Type of shares issuable	Ordinary shares	Class of shares	Not applicable	Shares issuable to be listed on SEHK (Note 1)	Yes	
Stock code of shares issuable (if listed on SEHK) (Note 1)		09896				

Particulars of share option scheme	Number of share options outstanding at close of preceding month	Movement during the month		Number of share options outstanding at close of the month	No. of new shares of issuer issued during the month pursuant thereto (A)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month	The total number of securities which may be issued upon exercise of all share options to be granted under the scheme at close of the month
1). Share Incentive Plan adopted in September 2020 Exercise Price: USD0.00 - 0.036 Granted on 16/1/2020, 27/9/2020, 15/10/2020 and 15/10/2021	8,072,844	Lapsed	-888,000	7,184,844	0	0	48,527,444
General Meeting approval date (if applicable)							

Total A (Ordinary shares): 0

Total funds raised during the month from exercise of options: USD 0

Remarks:

1. The maximum aggregate number of ordinary shares that may be issued under the 2020 Share Incentive Plan (the "2020 Plan") is 147,301,128 shares, of which 92,586,048 shares are already issued to certain share incentive award holding vehicles for the issue, vesting and exercise of share options granted, and 6,187,636 shares represented by the 1,546,909 American Depositary Shares ("ADSs") have been repurchased from the NYSE for the benefit of the 2020 Plan. See Note 3 below for further details.

2. As at September 30, 2022, MINISO Group Holding Limited (the "Company") granted outstanding options to grantees under the 2020 Plan to acquire an aggregate of 8,072,844 shares. 888,000 share options lapsed during October 2022. As at October 31, 2022, the grantees under the 2020 Share Plan were granted outstanding options to acquire an aggregate of 7,184,844 shares.

3. On October 18, 2022, the Company transferred the 1,546,909 ADSs, representing 6,187,636 ordinary shares of the Company, that it repurchased on the NYSE pursuant to a share repurchase program adopted in December 2021 to its share incentive awards holding vehicles under the 2020 Plan for future grants of share incentive awards. The 6,187,636 ordinary shares underlying the 1,546,909 repurchased ADSs were deemed to be issued from the pool of 54,715,080 reserved shares under the 2020 Plan, and thus the amount of reserved shares available for future grants was reduced from 54,715,080 to 48,527,444 accordingly.

4. The Company can still issue up to 48,527,444 shares (i.e. 147,301,128 - 92,586,048 - 6,187,636) for share options that can potentially be granted under the 2020 Plan.

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FF301

(B). Warrants to Issue Shares of the Issuer which are to be Listed Not applicable

(C). Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed) Not applicable

(D). Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes) Not applicable

(E). Other Movements in Issued Share

1. Type of shares issuable (Note 5 and 6)	Ordinary shares	Class of shares	Not applicable	Shares issuable to be listed on SEHK (Note 1, 5 and 6)	Yes	
Stock code of shares issuable (if listed on SEHK) (Note 1, 5 and 6)	09896					

Type of Issue		At price (if applicable)		Issue and allotment date (Note 5 and 6)	General Meeting approval date (if applicable)	No. of new shares of issuer issued during the month pursuant thereto (E)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
		Currency	Amount				
1).	Repurchase of shares			31 October 2022		-166,000	-2,921,668

Total E (Ordinary shares): -166,000

Remarks:

The 166,000 shares cancelled (as indicated above) represent the ordinary shares repurchased from the SEHK on October 12, 13, 14, 2022 and such shares have been cancelled as at October 31, 2022.

The remaining 2,921,668 shares that are represented by a total of 730,417 ADSs repurchased from the NYSE on October 11, 12, 13, 14, 19, 20, 21, 24, 25, 26, 27, 28, 31, 2022 are still pending cancellation as at October 31, 2022.

Total increase / decrease (-) in Ordinary shares during the month (i.e. Total of A to E) -166,000

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FF301vPage 5 of 71.0.1IV. Information about Hong Kong Depositary Receipt (HDR)Not applicable

FF301vPage 6 of 71.0.1V. Confirmations We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable: (Note 2) (i) all money due to the listed issuer in respect of the issue of securities has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 3); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.Submitted by: Ye GuofuTitle: Director(Director, Secretary or other Duly Authorised Officer) Notes1.SEHK refers to Stock Exchange of Hong Kong.2.Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

FF301vPage 7 of 71.0.13.Identical means in this context:ēthe securities are of the same nominal value with the same amount called up or paid up;ēthey are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); andēthey carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.4.If there is insufficient space, please submit additional document.5.In the context of repurchase of shares:ēshares issuable to be listed on SEHK should be construed as shares repurchased listed on SEHK; andēstock code of shares issuable (if listed on SEHK) should be construed as stock code of shares repurchased (if listed on SEHK); andētype of shares issuable should be construed as type of shares repurchased; andēissue and allotment date should be construed as cancellation date6.In the context of redemption of shares: ēshares issuable to be listed on SEHK should be construed as shares redeemed listed on SEHK; and ēstock code of shares issuable (if listed on SEHK) should be construed as stock code of shares redeemed (if listed on SEHK); andētype of shares issuable should be construed as type of shares redeemed; andēissue and allotment date should be construed as redemption date